Exhibit 15.1

Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Huaneng Power International, Inc. and, under the date of April 16, 2019, we reported on the consolidated financial statements of Huaneng Power International, Inc. as of and for the years ended December 31, 2017 and 2018 and the effectiveness of internal control over financial reporting as of December 31, 2018. On January 30, 2019, we were notified that the auditor-client relationship between KPMG Huazhen LLP and Huaneng Power International, Inc. will cease upon completion of the audit of Huaneng Power International, Inc.’s consolidated financial statements as of and for the year ended December 31, 2018 and the effectiveness of internal control over financial reporting as of December 31, 2018, and the issuance of our reports thereon. On April 16, 2019 we completed our audit and issued our reports that were included in the Huaneng Power International, Inc.’s Form 20-F for the year ended December 31, 2018.
We have read Huaneng Power International, Inc.’s statements included under Item 16F of its Form 20-F dated April 16, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with Huaneng Power International, Inc.’s stated reason for changing principal accountants and we are unable to agree or disagree with Huaneng Power International, Inc.’s statements regarding Ernst & Young Hua Ming LLP.

Very truly yours,
/s/ KPMG Huazhen LLP